 Exhibit 99.1

First Mining Announces Socio-Economic Analysis for the Springpole Gold Project

VANCOUVER, BC, Jan. 7, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the results of the updated socio-economic analysis (the "Updated Analysis") for the Company's 100% owned Springpole Gold Project (the "Project" or "Springpole") located in Ontario, Canada. The final Environmental Impact Statement/Environmental Assessment ("EA/EIS") submitted to Ontario and Canada in November 2024 included an analysis of the Project benefits. This analysis has been updated based on the recently announced updated Pre-Feasibility Study (the "PFS"). The Updated Analysis undertaken by WSP Canada Inc. demonstrates the major benefits to the local region around the Project, to Ontario and to Canada.

"We are pleased to announce the socio-economic analysis results for Springpole, which demonstrate the potential for the Project to be one of the largest economic drivers of Northwestern Ontario for generations to come," stated Dan Wilton, CEO of First Mining. "The Project will generate billions of dollars in government revenue, deliver hundreds of jobs and careers in the local region, provide significant contracting opportunities for regional and Indigenous businesses and add billions of dollars to the gross domestic product at a critical time for the Ontario and Canadian economy. Springpole is a transformative gold and silver project that will provide unprecedented opportunities and infrastructure improvements for the Indigenous and local communities in the area."

The Updated Analysis considers the socio-economic impact during the construction, operations and closure phases. In the current gold price environment, and accounting for direct, indirect and induced employment opportunities, the Project is capable of delivering 3,340 jobs in each year of construction and 5,910 jobs during each year of operations for a total of over 67,000 person-years of employment. In addition, the Project is expected to generate over $7 billion of tax revenue for governments and contribute $15 billion to the Gross Domestic Product.

Nearing the end of both the provincial and federal EA/EIS processes, the Project is positioned as one of the few near-term economic development opportunities in the Canadian mining sector. The Project will provide long-term economic stability and development throughout northwestern Ontario, where other sectors and industries operating in the region have been experiencing a decline in activity.

First Mining is committed to its on-going work with local and Indigenous communities, Ontario and Canada towards the development of the Project in a manner that achieves both a high level of socio-economic benefit and environmental protection.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, First Mining's plans related to its Springpole, Duparquet and other projects. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 07-JAN-26